
Eliaz Therapeutics
XGAL-3
Removal of Galectin 3
Apheresis column
SAFE
EFFECTIVE
TRANSFORMATIVE

INVEST IN **ELIAZ THERAPEUTICS**

Join The Fight Against Sepsis With Our Life-Saving Medical Device: XGal-3®

eliaztherapeutics.com Santa Rosa, CA

Highlights

1. Targeting a $62B sepsis treatment market in the USA alone, part of a $1.97T global opportunity
2. Our technology shuts down the sepsis process within hours in large animal studies
3. Platform technology with potential applications beyond sepsis, including cancer and kidney disease
4. Over 60 patents across 34 countries securing our innovative technology
5. Secured 2 prestigious NIH grants, demonstrating scientific merit and potential for commercialization
6. Strategic partnership with Terumo BCT for development and commercialization of XGal-3® treatment
7. Collaboration with a global diagnostics company to support device clinical trials
8. Addressing critical unmet need: first significant advancement in sepsis treatment in 25 years

Featured Investors



Nathan Crane
Syndicate Lead

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Invested $107,500 ⓘ

Certified professional nutrition coach, bestselling author, award winning natural health researcher, and plant powered athlete.
nathancrane.com

"An investment in ETI is a no-brainer for me. For someone who cares deeply about the health and well-being of humanity, seeing this powerful new technology come to market that could save millions of people's lives by implementing a non-toxic approach in healthcare is exactly what we need at this time. There's no one better to bring it to the world than Dr. Isaac Eliaz. I believe this investment opportunity will change lives and give a powerful financial opportunity for growth, and I'm very happy to be a part of it."



Cyrus Khambatta

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Invested $200,000 ⓘ

PhD in Nutritional Biochemistry. New York Times bestselling author of Mastering Diabetes and co-founder of amlagreen.com

"I've been in the world of chronic disease prevention for 20 years and have come across many companies attempting to reduce the burden of many chronic conditions. When I saw ETI's data in preventing AKI in pre-clinical sepsis models, I was blown away by the effectiveness of treatment with the X-Gal column. The mortality & healthcare costs associated with treating sepsis and sepsis-related injuries is massive, and I'm honoured to be able to help ETI develop a treatment for use in the ICU that's quick, effective, and life-saving."

Russell L. Brand Follow

Invested $250,000

An MIT graduate, entrepreneur, and angel investor, currently serving as Founder and Managing Director of Responsible Solutions Ltd. He focuses on information technology and business consulting

“I have started 3 successful technology companies and invested in many more. The largest investment I have made personally is in Eliaz Therapeutics. Excessive galectin-3 is directly responsible for the majority of in-hospital deaths including those from sepsis, the need for many organ transplants, and massive avoidable suffering. Eliaz Therapeutics is making a blood filter that removes Excessive galectin-3 and can prevent those deaths and much of that suffering. Because it is an external device it can work much more rapidly and safely than a pharmacological intervention and can more quickly receive regulator approval. I see it as one of the most important medical advances of our time.”

Our Team



Isaac Eliaz CEO

Physician and innovator in conventional and integrative medicine with 30+ years in Galectin-3 research. Founded a high-impact venture acquired by a private equity firm (AUM $22B+), holds 60+ patents, and is driven to create transformative global impact.



Anat Stern COO & Biz Dev

Over 18 years in healthcare and biotech. Led ecoNugenics for 7 yrs to a successful acquisition. Holds an MBA, BSc, and MSc in Biochemistry, combining scientific expertise and business acumen to drive innovation, growth, and success in complex environment.



Milton Goss CFO

An accomplished finance executive with more than 20 years of experience in the medical device, life science, and semiconductor industries. Milton has had a particular emphasis on strategy, business modeling, operations, and M&A.



Bryan Knipe Investor relations

With an MBA and 20+ years of experience in financial management, business development, and M&A, Bryan has scaled ventures across healthcare and medtech. He specializes in securing capital, go-to-market strategies, and fostering relationships for growth.



Tom Boom Senior Scientific Advisor- Protein Therapeutics

With 4 decades in protein therapeutics, including 28 years at Amgen, he grew the Protein Sciences division to over 300 researchers across five locations. He now supports ETI's R&D efforts and provides expertise in guiding GMP manufacturing.



Glenn M Chertow MD Director of Medical Affairs

Chief of Nephrology division and a Clinical Research Professor at Stanford School of Medicine and is among the world's foremost experts in AKI & CKD.

Join The Fight Against Sepsis With Our Life-Saving Medical Device: XGal-3®

Why Eliaz Therapeutics?


Dr. Isaac Eliaz
a pioneer in the field of integrative medicine since the early 1980s, with a focus on cancer, immune health, detoxificaction and mindbody medicine.

For over three decades, I've dedicated my life to innovating healthcare solutions that alleviate human suffering. This journey led me to develop Pectosol, a natural Galectin-3 blocker backed by nearly 100 research papers, and build a community of over 300,000 health enthusiasts through my integrative medicine work.

The tragic loss of my father to immune dysregulation underlying sepsis ignited a personal mission to combat inflammatory conditions. This led to the creation of XGal-3®, a groundbreaking device designed to halt sepsis progression by targeting Galectin-3, a protein driving the deadly inflammatory process.

Our patented technology, supported by 2 prestigious NIH grants and protected by over 60 patents across 34 countries, has the potential to stop sepsis within hours. With our world-class team, we've developed a working prototype and are rapidly advancing towards clinical trials.

Last year, ecoNugenics, my previous venture, was successfully acquired by a prestigious private equity company, demonstrating our team's ability to create and realize the value in the healthcare sector. As an investor in Eliaz Therapeutics, you have the opportunity to join us in our latest life-saving venture, while making an excellent investment.

Join the fight against sepsis—invest today!

Isaac Eliaz MD

THE PROBLEM

Sepsis is a Silent Killer That Claims 11 Million Lives Annually


In the time it takes to read this sentence, someone will die from a condition deadlier than all cancers combined.

Sepsis strikes without warning, claiming a life every 2.8 seconds. Despite its devastating impact, it remains largely overlooked in public health discussions. This silent killer turns routine infections into catastrophic bodily responses, leading to rapid organ failure and death.


11 MILLION
lives lost to sepsis globally each year
Sepsis cost the U.S. healthcare system
$62B ANNUALLY

Throughout my career, I've witnessed sepsis devastate countless patients and families. This deadly condition imposes a staggering $62 billion annual burden on the U.S. healthcare system. Current treatments only manage symptoms, neglecting the root cause of sepsis. There is no effective therapy targeting the underlying inflammatory process. Our groundbreaking research at Eliaz Therapeutics aims to change this paradigm, offering hope where none existed before.

WHEN GOOD PROTEINS GO ROGUE

Galectin-3 is a key driver of sepsis when released into the bloodstream. During sepsis and acute kidney injury (AKI), it triggers a cascade of harmful effects.

EFFECTS OF GALECTIN-3 IN SEPSIS AND AKI

1. Inflammation
2. Disease progression
3. Organ fibrosis
4. Increased morbidity and mortality

DISEASES ASSOCIATED WITH GALECTIN-3:

- Sepsis
- Kidney diseases (AKI, CKD)
- Heart disease
- Liver cirrhosis
- Cancer
- Pulmonary hypertension
- Stroke
- Diabetes
- Autoimmune diseases
- Neuroinflammatory diseases

THE SOLUTION

Introducing XGal-3®: A New Hope for Sepsis Patients


With XGal-3®,
we're creating
a future where
sepsis is no
longer a death
sentence.
XGAL-3
Apheresis column

XGal-3® is a medical device that works like dialysis but with a crucial difference. Using proprietary anti-Galectin-3 antibody traps, it targets and removes Galectin-3 from the bloodstream, potentially halting sepsis progression. By disrupting the pathological cascade, XGal-3® aims to prevent the devastating inflammatory cascade and organ damage, and save lives. This targeted approach tackles the root cause of sepsis, offering new hope for millions.


HOW IT WORKS
1
2
3
BLOOD
SEPARATOR
PLASMA
X-Gal-3 Column
CELLS
FILTERED BLOOD
FILTERED PLASMA

HOW IT WORKS:

1. We connect the patient to XGal-3® using standard IV lines
2. Blood flows through our device and is separated into plasma and cellular components
3. XGal-3® removes the harmful Galectin-3 protein from the plasma
4. The cleansed blood returns to the patient
5. The whole process takes just hours, potentially saving the patient's life

From Concept to Breakthrough

- **Created XGal-3® prototype:** A first-of-its-kind sepsis treatment
- **Protected innovation:** 60+ patents in 34 countries
- **Validated by NIH:** Secured 2 research grants
- **Partnered with Terumo:** Global leader in medical apheresis technology
- **Expanded collaborations:** Teamed with a multi-billion dollar diagnostics leader

---

THE OPPORTUNITY

A $1.97 Trillion Global Market Desperate for Innovation

XGal-3® targets a massive $1.97 trillion global market. Our vision is to:

- Transform the treatment for inflammatory and fibrotic diseases
- Save & improve millions of lives worldwide
- Start with sepsis, then expand to broader applications

MARKET POTENTIAL

- Global sepsis treatment cost: **$40,280 per case**
- **High demand** from ICUs and hospitals
- Revenue: **ongoing sales** of disposable XGAL-3® columns
- **Future beyond sepsis** into acute kidney injury, chronic kidney disease, cancer immunotherapy, liver and lung fibrosis, and others

OUR STRATEGY:

1. **Target Septic Shock First:** Address the urgent unmet need in ICUs, where mortality rates can reach up to 60%
2. **Strategic Relationships:** Collaborate with global apheresis leader for rapid hospital adoption
3. **Maximize Distribution:** Partner with distributors, Group Purchasing Organizations, and hospital networks for widespread adoption
4. **Diversify Revenue:** Combine direct sales with strategic licensing opportunities
5. **Expand Applications:** Explore XGAL-3®'s potential in AKI, chronic kidney disease, cancer, and fibrosis

OUR TEAM

Our Team is Led by World-Class Experts from Stanford, Mayo Clinic, and leading Biotech Companies

I'm incredibly proud of the team we've assembled at Eliaz Therapeutics. We've come Atogether from diverse backgrounds in medicine, research, and business, but we're united by a deep commitment to making a difference in the lives of millions.

OUR TEAM



Dr. Isaac Eliaz, CEO

Physician & entrepreneur with over 30 years of clinical experience. Founded Amitabha Clinic and ecoNugenics. Inventor and commercializer of a leading oral Galectin-3 inhibitor. Holds significant experience with Apheresis and Galectin-3 research.



Anat Stern, COO & Biz Dev

15 years of business development, strategy, and operations roles in healthcare and biotech. Led ecoNugenics for 7 years, specializing in Galectin-3 research. Steered the company to a successful acquisition by a leading private equity firm in 2023.



Milton Goss MBA, BE - CFO

Accomplished finance executive with over 20 years of experience in medical device, life science, and semiconductor industries. Expertise in strategy, business modeling, operations, and mergers and acquisitions. Prior to finance, worked in product development as a chemical engineer.



Dr. Glenn M Chertow, MD - Director of Medical Affairs

Chief of Nephrology division and Clinical Research Professor at Stanford School of Medicine. Among the world's foremost experts in AKI & CKD. Received the National Torchbearer Award from the American Kidney Fund for career-long contributions.



Tom Boom, Senior Scientific Advisor- Protein Therapeutics

Has four decades of experience in protein therapeutics, including 28 years at Amgen, where he expanded the Protein Sciences division to more than 300 researchers across five sites. He assists with R&D activities and guides ETI through GMP manufacturing.



Bryan Knipe, Investor Relations

With an MBA and 20+ years of experience in financial management, business development, and M&A, Bryan has scaled ventures across healthcare and medtech. He specializes in securing capital, go-to-market strategies, and fostering relationships for growth.

We're Supported by a World-Class Scientific Advisory Board



Ron Wald, MDCM, MPH, FRCPC

Director of Hemodialysis at St. Michael's Hospital, Toronto, and Professor of Medicine at the University of Toronto. Specializes in critical care nephrology and maintenance dialysis. Led the STARRT-AKI trial on dialysis initiation in acute kidney injury.



Daniel Keizman, MD

Head of Genitourinary Oncology Unit at Tel Aviv Sourasky Medical Center, Israel. Highly involved in oncological clinical research, including research on Galectin-3 and prostate cancer.



Patrick M Moriarty, MD, FACC, FNLA

Director of Atherosclerosis & Lipid Apheresis Center at University of Kansas Medical Center. Specializes in atherosclerosis, lipid apheresis, vascular inflammation, and blood rheology. Past president of the International Society for Apheresis.



Jeffrey L Winters, MD

Mayo Clinic, Division of Transfusion Medicine, Professor of Laboratory Med & Pathology. Clinical focuses include Apheresis, plasma exchange, hematopoietic progenitor cell collection, and transfusion. Previous Chief Editor of JCA- Journal of Clinical Apheresis.

Stanford University

UNIVERSITY OF TORONTO

MAYO CLINIC

WHY NOW

The Perfect Storm

We're at a critical juncture:

- COVID-19 highlighted the urgent need for effective sepsis treatments
- Medical community more open to innovative approaches
- Our working prototype is ready for clinical trials
- The global sepsis treatment market is projected to grow due to aging populations and increasing chronic disease prevalence

---

WHY WE'RE RAISING

Together, We Can Bring X-Gal-3® to Market and Save Millions of Lives

By investing in Eliaz Therapeutics, you're helping us turn "goodbye" into "welcome home" for families around the world. Let's defeat sepsis by making XGal-3® standard equipment in every ICU, saving lives daily.

Your investment directly supports:

- Completing crucial safety and efficacy trials with the FDA to bring XGal-3® to market.
- Bringing hope to millions facing sepsis and other life-threatening conditions

- Revolutionizing the way sepsis and other conditions are treated in hospitals around the world.


Eliaz Therapeutics
INVEST IN
ELIAZ THERAPEUTICS
TODAY
SAFE
EFFECTIVE
TRANSFORMATIVE